

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2021

Martin Lehr
Chief Executive Officer
Context Therapeutics Inc.
3675 Market Street, Suite 200
Philadelphia, PA 19104

> **Re: Context Therapeutics Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 13, 2021**
> **File No. 333-256572**

Dear Mr. Lehr:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1.   We note that the graphics following the prospectus cover page state that ONA-XR shows efficacy supporting continued development and addresses prior limitations of PRAs. We also note your statement on page 96 that tumor assessments in a Phase 2 trial indicated ONA-XR anticancer efficacy in heavily pretreated patients. Please revise these statements to remove any implication that ONA-XR is effective as determinations of efficacy are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and such discussion is more appropriate in the Business section.

You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ben A. Stacke, Esq.